Exhibit 99.2

This Share Purchase and Sale Agreement is dated: the 31st day of March 2023.

Highrim Holding International Limited

(the “Purchaser”)

OF THE FIRST PART,

- and -

Canada EduGlobal Holdings Inc.

(the “Vendor”)

OF THE SECOND PART,

- and –

Richmond Institute of Languages Inc.

(the “Corporation”)

OF THE THIRD PART,

- and –

Sylvester Chen

(“Chen”)

OF THE FOURTH PART.

Samuel A. Goszer & Victoria K. Taylor

Levene Tadman Golub Law Corporation

700-330 St. Mary Avenue

Winnipeg, MB R3C 3Z5

T: (204) 957.6416

F : (204) 957.1696

E: SGoszer@LTGLC.ca

E : VTaylor@LTGLC.ca

Share Purchase and Sale Agreement

Highrim Holding International Limited

(the “Purchaser”)

OF THE FIRST PART,

- and -

Canada EduGlobal Holdings Inc.

(the “Vendor”)

OF THE SECOND PART,

- and –

Richmond Institute of Languages Inc.

(the “Corporation”)

OF THE THIRD PART,

- and –

Sylvester Chen

(“Chen”)

OF THE FOURTH PART.

WHEREAS:

i.	The Purchaser and the Vendor shall be collectively referred to as the “Parties”;

ii.	The Vendor is the registered and beneficial owner of Twenty (20) issued and outstanding Class A Common shares of the Corporation (the “Shares”);

iii.	The Purchaser has agreed to purchase the Shares from the Vendor, and the Vendor has agreed to sell the Shares to the Purchaser, in accordance with the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE 1.0

DEFINITIONS AND INTERPRETATIONS

1.1	In this Agreement, unless the context otherwise requires, the following terms, definitions and interpretations shall apply:

(a)	The terms in “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, for greater certainty, to this Agreement and not to any particular article, section, subsection or any portion hereof;

(b)	“Closing Date” means the 31st day of March 2023;

(c)	“Income Tax Act” means the Income Tax Act (Canada), all amendments thereto and all regulations thereunder;

(d)	Words importing the singular number only shall include the plural and vice versa; and

(e)	Words importing one gender only shall include all genders.

1.2	The preamble hereto shall form an integral part hereof.

Richmond Institute of Languages Inc. (Share sale by Canada EduGlobal Languages Inc.)
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ARTICLE 2.0

SALE OF THE SHARES

2.1	Subject to the terms and conditions hereof, the Vendor agrees to sell, and the Purchaser agrees to purchase, the Shares, as at and from the Closing Date, for which the Vendor, in exchange for the Purchaser purchasing the Shares for the Purchase Price (as hereinafter defined), agrees to transfer the Vendor’s interest in the Shares to the Purchaser.

2.2	The aggregate purchase price payable by the Purchaser to the Vendor for the Shares shall be Two Hundred Fifty Thousand ($250,000.00) Dollars, which sum shall be allocated on the basis of Twelve Thousand Five Hundred ($12,500.00) Dollars per share comprising the Shares.

2.3	The Purchase Price will be paid by way of bank draft, certified cheque or solicitor’s trust cheque paid to the Vendor’s solicitor in trust on or before the Closing Date, the proceeds of which bank draft, certified cheque or solicitor’s trust cheque shall be deposited and held by the Vendor’s solicitor in trust until all such trust conditions are satisfied.

ARTICLE 3.0

REPRESENTATIONS AND WARRANTIES

3.1	The Vendor undertakes, represents and warrants to the Purchaser that:

(a)	the Vendor is the registered and beneficial owner of the Shares and no person other than the Purchaser shall have any agreement, option, right or privilege or interest whatsoever, whether legal or equitable, in or in respect of the Shares;

(b)	the Vendor’s full beneficial interest in the Shares will be effectively transferred to the Purchaser, free and clear of any liens, charges and encumbrances of any nature of kind whatsoever; and

(c)	the Vendor is a resident of Canada within the meaning of the Income Tax Act.

3.2	The Vendor shall and does hereby agree to indemnify and save harmless the Purchaser from and against any and all claims, actions, losses, damages or costs to which the Purchaser may be put or suffer by or as a result of any undertaking, representations or warranty set forth in Section 3.1 being incorrect or breached.

3.3.	The undertakings, representations and warranties set forth in Section 3.1 and the indemnity set forth in Section 3.2 shall survive the closing of this transaction and shall continue in full force and effect for the benefit of the Purchaser.

3.4	In order to induce the Vendor to enter and consummate the transaction of purchase and sale provided for herein, the Purchaser represents, acknowledges and agrees in favour of the Vendor as follows:

(a)	That the Purchaser is relying entirely on its own knowledge and understanding of the business and affairs of the Corporation in completing the purchase of the Shares. The Purchaser acknowledges and agrees there are no representations or warranties whatsoever which have been made by the Corporation, the Vendor, or any other person, which have induced the Purchaser, or on which the Purchaser has relied upon, in completing the purchase of the Shares except as may be expressly set out herein;

(b)	That the Purchaser realizes that there is no public market for the Shares; and

(c)	That the Purchaser acknowledges and agrees that the sale of the Shares is made on an entirely “as is” basis, and that there is no representation being made as to the value of the Shares or the prospects of the Corporation’s business.

Richmond Institute of Languages Inc. (Share sale by Canada EduGlobal Languages Inc.)
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ARTICLE 4.0

CLOSING

4.1	Adjustments, if any, shall be made as of the Closing Date in the usual manner.

4.2	On the Closing Date or at some mutually agreeable time thereafter, the Vendor shall deliver to the Purchaser copies of all corporate records reflecting the transaction contemplated hereunder, the originals of which shall be maintained in the Corporation’s minute book, as may be necessary to vest title to the Shares in the Purchaser, free and clear of all liens, charges and encumbrances, save for those as mutually agreed upon by the Purchaser and the Vendor.

4.3	The Parties acknowledge and agree that any rights concerning a share transaction in connection with that certain Unanimous Shareholders Agreement as between the Parties concerning the Corporation and dated 15 January 2022 (the “USA”) are hereby waived and that the subject transaction shall be consummated in accordance with the terms of this Agreement. Further the Parties acknowledge and agree that the USA shall be terminated on the Closing Date.

4.4	In connection with that certain Option Agreement as between the Parties and concerning the Shares dated 15 January 2022, the Parties acknowledge and agree that option right granted thereunder is terminated on the occurrence of the Closing Date.

4.5	That certain Letter of Employment dated 15 January 2022 as between the Corporation and Chen shall be terminated on the occurrence of the Closing Date, and Chen hereby waives any post-employment rights in connection with Sections 6, 7, 8, 9, 10, 16, 17 and 18 therein. Chen acknowledges and agrees that Sections 11, 25, and 26 (except electronic devices) shall survive the aforesaid termination. In connection with the termination herein set forth, the Corporation shall pay severance to Chen of $100,000.00, plus earned and carried forward vacation pay during the employment and the vacation pay to be accrued for additional six months as per the Employment Standards Act of the Province British Columbia, which will be reflected on the statement of adjustment at closing. The Corporation will also provide the extended health benefits for six months after the termination of the employment.

For greater clarity, Chen may retain the electronic devices including but not limited to the one laptop and iPhone for his own use.

4.6	The certain Non-Competition Agreement as between Chen and the Corporation dated 15 January 2022 shall be terminated.

4.7	The Purchaser will be responsible for obtaining the consent from Lezam International Inc. (the “Landlord”) with respect to the lease of 500 – 628 6th Avenue, New Westminster, B.C. (the “Lease”) between the Landlord, the Vendor as the tenant and Michael Peng Yu and Wenmei Gou (the “Indemnifier”) with respect to the change of control of the Corporation. The Purchaser will also cause the Vendor and the Indemnifier to be released from their obligations and liabilities thereunder and indemnify and hold harmless the Vendor and the Indemnifier from all manner of actions causes of action, suites, debts, duties, accounts, covenants, contracts, claims and demands which the Landlord may have against the Vendor and the Indemnifier arising out of or under or by virtue of the Lease after March 31, 2023.

4.8	On the Closing Date, the Purchaser and the Corporation shall provide a full and final release in favour of Chen and the Vendor, which shall exclude the representations and warrants herein contained as well as those surviving the Closing Date with respect to the Letter of Employment referenced in Section 4.5 hereof.

4.9	On the Closing Date, Chen and the Vendor shall provide a full and final release in favour of the Corporation, which shall exclude the representations and warrants herein contained.

Richmond Institute of Languages Inc. (Share sale by Canada EduGlobal Languages Inc.)
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ARTICLE 5.0

MISCELLANEOUS MATTERS

5.1	Each of the parties hereto shall at the request of the other party execute and deliver any further or additional documents deemed necessary by the parties’ solicitor or solicitors.

5.2	No amendments or variations of the terms, conditions, warranties, covenants, agreements and undertakings set forth herein shall be or any force or effect unless same shall be reduced to writing, duly executed by all parties hereto in the same manner and with the same formality as this Agreement is executed.

5.3	Each party to this Agreement covenants and agrees with the other that in case any one or more of the provisions contained in the Agreement shall, for any reason, be held to be, in whole or in part, invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof which might contain such invalid, illegal or unenforceable parts, but this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein.

5.4	This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns.

5.5	Time shall be of the essence of this Agreement and the Purchaser and the Vendor agree to execute such documents and do all such things before, on or after the Closing Date as may be necessary or desirable to give effect to the terms of this Agreement and carry out the provisions hereof.

5.6	This Agreement shall be construed in accordance with the laws of the Province of British Columbia.

5.7	This Agreement may be executed in counterparts, whether by way of facsimile or other electronic means, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

[signature page to follow]

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Richmond Institute of Languages Inc. (Share sale by Canada EduGlobal Languages Inc.)
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[Signature page]

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective the day and year first above written.

Highrim Holding International Limited

	Per:	/s/ Zhenyu Wu
	Name:	Zhenyu Wu
	Title:	Director
I have authority to bind the corporation.

Canada EduGlobal Holdings Inc.

	Per:	/s/ Sylvester Chen
	Name:	Sylvester Chen
	Title:	Director
I have authority to bind the corporation.

Richmond Institute of Languages Inc.

	Per:	/s/ Sylvester Chen
	Name:	Sylvester Chen
	Title:	Director
I have the authority to bind the corporation.

/s/ Sylvester Chen
Witness	Sylvester Chen

Richmond Institute of Languages Inc. (Share sale by Canada EduGlobal Languages Inc.)
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